Exhibit 99.1

New Oriental Announces Results for the Third Fiscal Quarter Ended February 28, 2025

BEIJING, April 23, 2025 /PRNewswire/ – New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU/ 9901.SEHK), a provider of private educational services in China, today announced its unaudited financial results for the third fiscal quarter ended February 28, 2025, which is the third quarter of New Oriental’s fiscal year 2025.

Financial Highlights for the Third Fiscal Quarter Ended February 28, 2025

•

Total net revenues decreased by 2.0% year over year to US$1,183.1 million for the third fiscal quarter of 2025. Total net revenues, excluding revenues generated from East Buy private label products and livestreaming business, increased by 21.2% year over year to US$1,038.3 million for the third fiscal quarter of 2025.

•

Operating income increased by 9.8% year over year to US$124.5 million for the third fiscal quarter of 2025. Operating income, excluding operating loss generated from East Buy private label products and livestreaming business, increased by 5.0% year over year to US$125.5 million for the third fiscal quarter of 2025.

•	Net income attributable to New Oriental increased by 0.1% year over year to US$87.3 million for the third fiscal quarter of 2025.

Key Financial Results

(in thousands US$, except per ADS(1) data)	3Q FY2025	3Q FY2024	% of change
Net revenues	1,183,055	1,207,286	-2.0%
Operating income	124,519	113,432	9.8%
Non-GAAP operating income (2)(3)	142,056	142,359	-0.2%
Net income attributable to New Oriental	87,255	87,167	0.1%
Non-GAAP net income attributable to New Oriental (2)(3)	113,344	132,279	-14.3%
Net income per ADS attributable to New Oriental - basic	0.54	0.53	2.7%
Net income per ADS attributable to New Oriental - diluted	0.54	0.52	2.9%
Non-GAAP net income per ADS attributable to New Oriental - basic (2)(3)(4)	0.70	0.80	-12.1%
Non-GAAP net income per ADS attributable to New Oriental - diluted (2)(3)(4)	0.70	0.79	-12.0%

(in thousands US$, except per ADS(1) data)	9M FY2025	9M FY2024	% of change
Net revenues	3,657,107	3,176,907	15.1%
Operating income	436,924	339,898	28.5%
Non-GAAP operating income (2)(3)	472,550	441,017	7.2%
Net income attributable to New Oriental	364,616	282,619	29.0%
Non-GAAP net income attributable to New Oriental (2)(3)	418,988	402,417	4.1%
Net income per ADS attributable to New Oriental - basic	2.24	1.71	30.9%
Net income per ADS attributable to New Oriental - diluted	2.22	1.69	31.7%
Non-GAAP net income per ADS attributable to New Oriental - basic (2)(3)(4)	2.57	2.43	5.6%
Non-GAAP net income per ADS attributable to New Oriental - diluted (2)(3)(4)	2.55	2.40	6.5%

(1)	Each ADS represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.

(3)

New Oriental provides non-GAAP financial measures on net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental that exclude share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, loss/(gain) from fair value change of investments, loss from equity method investments, impairment of long-term investments, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments. For further details on these adjustments, please refer to the section titled “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)

The Non-GAAP net income per ADS attributable to New Oriental is computed using Non-GAAP net income attributable to New Oriental and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Third Fiscal Quarter Ended February 28, 2025

Michael Yu, New Oriental’s Executive Chairman, commented, “I am encouraged to see that our Q3 performance has been positively set with total net revenues, excluding revenues generated from East Buy private label products and livestreaming business, increasing by 21.2% year over year. Revenues from overseas test preparation and overseas study consulting businesses increased by approximately 7.1% and 21.4% year over year, respectively. In addition, the domestic test preparation business targeting adults and university students grew by approximately 17.0% year over year. Furthermore, our new educational business initiatives have maintained strong momentum this fiscal quarter, with revenue growth of 34.5% year over year. Among these initiatives, our non-academic tutoring courses were offered in around 60 cities, attracting approximately 408,000 student enrollments in this fiscal quarter. Simultaneously, our intelligent learning system and devices were adopted in around 60 cities, with approximately 309,000 active paid users in this fiscal quarter. By leveraging our strong educational resources, we are committed to pursuing a strategy centered on sustainable long-term development, emphasizing product quality and operational efficiency to foster sustainable growth and profitability in the long run.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “In this fiscal quarter, we have continued to monitor our capacity expansion to ensure alignment with revenue growth and operating efficiency. At the same time, we have dedicated efforts to revamping our online-merge-offline teaching system and investing in the application of AI-related technologies within the education sector. As we integrate various new applications into our offline and online educational products, our product capabilities have been consistently enhanced. Additionally, we have developed numerous innovative technologies that support our teachers and staff in their daily work, resulting in improvements in operational efficiency and service satisfaction.”

Stephen Zhihui Yang, New Oriental’s Executive President and Chief Financial Officer, commented, “To better reflect New Oriental’s core educational businesses, the following operating margin numbers for this fiscal quarter exclude the financial results of East Buy’s private label products and livestreaming business. Our GAAP operating margin for the quarter, excluding operating margin generated from East Buy private label products and livestreaming business, was 12.1%, compared to 14.0% in the same period of the prior fiscal year. Non-GAAP operating margin, excluding operating margin generated from East Buy private label products and livestreaming business for the quarter, was 13.3%, compared to 15.1% in the same period of the prior fiscal year. The slowdown in revenue growth within our overseas-related businesses and the investment in newly-integrated tourism-related business have led to the short-term impact on our operating margin this quarter. We anticipate the pressure on margins for educational businesses will ease in the upcoming quarter and the next fiscal year as we implement our cost reduction and efficiency enhancement initiatives across all business lines, alongside ongoing efforts to improve facility utilization. We remain committed to creating sustainable value for our customers and shareholders in the long term.”

Share Repurchase

The Company’s board of directors approved a Share Repurchase Program in July 2022, under which the Company is authorized to repurchase up to US$400 million of the Company’s ADSs or common shares through the next twelve months. The Company’s board of directors further approved extending the effective time of the Share Repurchase Program to May 31, 2025, and increasing the aggregate value of shares that the Company is authorized to repurchase from US$400 million to US$700 million. As of April 22, 2025, the Company had repurchased an aggregate of approximately 14.4 million ADSs for approximately US$695.5 million from the open market under this Share Repurchase Program.

Financial Results for the Third Fiscal Quarter Ended February 28, 2025

Net Revenues

For the third fiscal quarter of 2025, New Oriental reported net revenues of US$1,183.1 million, representing a 2.0% decrease year over year. Net revenues, excluding revenues generated from East Buy private label products and livestreaming business, were US$1,038.3 million, representing a 21.2% increase year over year. The growth was mainly driven by the increase in net revenues from the Company’s educational new business initiatives.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$1,058.5 million, representing a 3.2% decrease year over year.

•	Cost of revenues decreased by 17.6% year over year to US$531.6 million.

•	Selling and marketing expenses increased by 13.0% year over year to US$182.2 million.

•	General and administrative expenses increased by 19.8% year over year to US$344.7 million.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 41.3% to US$16.1 million in the third fiscal quarter of 2025.

Operating Income and Operating Margin

Operating income was US$124.5 million, representing a 9.8% increase year over year. Non-GAAP income from operations for the quarter, excluding share-based compensation expenses, and amortization of intangible assets resulting from business acquisitions, was US$142.1 million, representing a 0.2% decrease year over year.

Operating margin for the quarter was 10.5%, compared to 9.4% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, for the quarter was 12.0%, compared to 11.8% in the same period of the prior fiscal year.

Net Income and Net Income per ADS

Net income attributable to New Oriental for the quarter was US$87.3 million, representing a 0.1% increase year over year. Basic and diluted net income per ADS attributable to New Oriental were US$0.54 and US$0.54, respectively.

Non-GAAP Net Income and Non-GAAP Net Income per ADS

Non-GAAP net income attributable to New Oriental for the quarter, excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, loss/(gain) from fair value change of investments, loss from equity method investments, impairment of long-term investments, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments, was US$113.3 million, representing a 14.3% decrease year over year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental were US$0.70 and US$0.70, respectively.

Cash Flow

Net operating cash inflow for the third fiscal quarter of 2025 was approximately US$1.0 million and capital expenditures for the quarter were US$52.4 million.

Balance Sheet

As of February 28, 2025, New Oriental had cash and cash equivalents of US$1,418.8 million. In addition, the Company had US$1,411.7 million in term deposits and US$1,853.6 million in short-term investment.

New Oriental’s deferred revenue, which represents cash collected upfront from customers and related revenue that will be recognized as the services or goods are delivered, at the end of the third quarter of fiscal year 2025 was US$1,749.9 million, an increase of 15.0% as compared to US$1,521.7 million at the end of the third quarter of fiscal year 2024.

Financial Results for the Nine Months Ended February 28, 2025

For the first nine months of fiscal year 2025, New Oriental reported net revenues of US$3,657.1 million, representing a 15.1% increase year over year.

Operating income was US$436.9 million, representing a 28.5% increase year over year. Non-GAAP operating income, excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, for the first nine months of fiscal year 2025 was US$472.6 million, representing a 7.2% increase year over year.

Operating margin for the first nine months of fiscal year 2025 was 11.9%, compared to 10.7% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, for the first nine months of fiscal year 2025, was 12.9%, compared to 13.9% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first nine months of fiscal year 2025 was US$364.6 million, representing a 29.0% increase year over year. Basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2025 amounted to US$2.24 and US$2.22, respectively.

Non-GAAP net income attributable to New Oriental, excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, loss/(gain) from fair value change of investments, loss from equity method investments, impairment of long-term investments, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments, for the first nine months of fiscal year 2025 was US$419.0 million, representing a 4.1% increase year over year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2025 amounted to US$2.57 and US$2.55, respectively.

Outlook for the Fourth Quarter of the Fiscal Year 2025

New Oriental expects total net revenues, excluding revenues generated from East Buy private label products and livestreaming business, in the fourth quarter of the fiscal year 2025 (March 1, 2025 to May 31, 2025) to be in the range of US$1,009.1 million to US$1,036.6 million, representing year over year increase in the range of 10% to 13%. The projected increase of revenue in the Company’s functional currency Renminbi is expected to be in the range of 12% to 15% for the fourth quarter of the fiscal year 2025.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on April 23, 2025, U.S. Eastern Time (8 PM on April 23, 2025, Beijing/Hong Kong Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, and unique personal PIN.

Conference call registration link: https://register-conf.media-server.com/register/BI231c9f564a7a444faff3195dc3db509f. It will automatically direct you to the registration page of “New Oriental FY2025 Q3 Earnings Conference Call” where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s) and personal PIN) provided in the confirmation email received at the point of registering.

Joining the conference call via a live webcast:

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

Listening to the conference call replay:

A replay of the conference call may be accessed via the webcast on-demand by registering at https://edge.media-server.com/mmc/p/vcnixrwv/ first. The replay will be available until April 23, 2026.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, private label products and livestreaming e-commerce, and overseas study consulting services. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares, are listed and traded on the NYSE. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2025, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to effectively and efficiently manage changes of its existing business and new business; its ability to execute its business strategies; uncertainties in relation to the interpretation and implementation of or proposed changes to, the PRC laws, regulations and policies regarding the private education industry; its ability to attract students without a significant increase in course fees; its ability to maintain and enhance its “New Oriental” brand; its ability to maintain consistent teaching quality throughout its school network, or service quality throughout its brand; its ability to achieve the benefits it expects from recent and future acquisitions; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector and livestreaming e-commerce business in China; the continuing efforts of its senior management team and other key personnel, health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in its annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, loss/(gain) from fair value change of investments, loss/(gain) from equity method investments, impairment of long-term investments and goodwill, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments; operating income excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and impairment of goodwill; operating margin excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and impairment of goodwill; and basic and diluted net income per ADS and per share excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, loss/(gain) from fair value change of investments, loss/(gain) from equity method investments, impairment of long-term investments and goodwill, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding from each non-GAAP measure certain items that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude from each non-GAAP measure certain items that have been and will continue to be for the foreseeable future a significant recurring expense in its business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong	Ms. Sisi Zhao
FTI Consulting	New Oriental Education & Technology Group Inc.
Tel: +852 3768 4548	Tel: +86-10-6260-5568
Email: rita.fong@fticonsulting.com	Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of February 28 2025	As of May 31 2024
	(Unaudited)	(Audited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	1,418,786	1,389,359
Restricted cash, current	146,982	177,411
Term deposits, current	1,022,396	1,320,167
Short-term investments	1,853,591	2,065,579
Accounts receivable, net	34,046	29,689
Inventory, net	85,714	92,806
Prepaid expenses and other current assets, net	306,166	309,464
Amounts due from related parties, current	5,237	4,403

Total current assets	4,872,918	5,388,878

Restricted cash, non-current	23,509	22,334
Term deposits, non-current	389,301	169,203
Property and equipment, net	724,976	507,981
Land use rights, net	4,362	4,450
Amounts due from related parties, non-current	13,957	7,273
Long-term deposits	44,223	38,161
Intangible assets, net	14,282	18,672
Goodwill, net	103,473	103,958
Long-term investments, net	389,368	355,812
Deferred tax assets, net	80,426	72,727
Right-of-use assets	727,018	653,905
Other non-current assets	59,396	188,319

Total assets	7,447,209	7,531,673

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	85,604	105,681
Accrued expenses and other current liabilities	677,826	774,805
Income taxes payable	189,260	139,822
Amounts due to related parties	457	551
Deferred revenue	1,749,923	1,780,063
Operating lease liability, current	239,579	199,933

Total current liabilities	2,942,649	3,000,855

Deferred tax liabilities	29,968	19,407
Unsecured senior notes	14,403	14,403
Operating lease liabilities, non-current	484,655	447,994

Total long-term liabilities	529,026	481,804

Total liabilities	3,471,675	3,482,659

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	3,686,228	3,775,934
Non-controlling interests	289,306	273,080

Total equity	3,975,534	4,049,014

Total liabilities and equity	7,447,209	7,531,673

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28	For the Three Months Ended February 29
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	1,183,055	1,207,286

Operating cost and expenses (note 1)
Cost of revenues	531,586	644,786
Selling and marketing	182,240	161,259
General and administrative	344,710	287,809

Total operating cost and expenses	1,058,536	1,093,854

Operating income	124,519	113,432

(Loss)/Gain from fair value change of investments	(212)	1,545
Other income, net	29,095	16,841
Provision for income taxes	(52,579)	(32,703)
Loss from equity method investments	(11,157)	(13,325)

Net income	89,666	85,790

Net (income)/loss attributable to non-controlling interests	(2,411)	1,377

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	87,255	87,167

Net income per share attributable to New Oriental-Basic (note 2)	0.05	0.05
Net income per share attributable to New Oriental-Diluted (note 2)	0.05	0.05
Net income per ADS attributable to New Oriental-Basic (note 2)	0.54	0.53
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.54	0.52

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28	For the Three Months Ended February 29
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Operating income	124,519	113,432
Share-based compensation expenses	16,119	27,470
Amortization of intangible assets resulting from business acquisitions	1,418	1,457

Non-GAAP operating income	142,056	142,359

Operating margin	10.5%	9.4%
Non-GAAP operating margin	12.0%	11.8%
Net income attributable to New Oriental	87,255	87,167
Share-based compensation expenses	14,151	19,094
Loss/(Gain) from fair value change of investments	212	(1,545)
Amortization of intangible assets resulting from business acquisitions	882	911
Loss from equity method investments	11,157	13,325
Impairment of long-term investments	—	16,846
Gain on disposals of investments and others	(161)	—
Tax effects on Non-GAAP adjustments	(152)	(3,519)

Non-GAAP net income attributable to New Oriental	113,344	132,279

Net income per ADS attributable to New Oriental- Basic (note 2)	0.54	0.53
Net income per ADS attributable to New Oriental- Diluted (note 2)	0.54	0.52
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	0.70	0.80
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	0.70	0.79
Weighted average shares used in calculating basic net income per ADS (note 2)	1,612,894,657	1,654,982,205
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,624,843,387	1,671,727,365
Non-GAAP net income per share - basic	0.07	0.08
Non-GAAP net income per share - diluted	0.07	0.08

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended February 28	For the Three Months Ended February 29
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	698	7,405
Selling and marketing	1,894	5,839
General and administrative	13,527	14,226

Total	16,119	27,470

Note 2: Each ADS represents ten common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended February 28	For the Three Months Ended February 29
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by operating activities	963	109,436
Net cash provided by investing activities	79,891	11,285
Net cash used in financing activities	(94,581)	(33,492)
Effect of exchange rate changes	(8,069)	(18,901)

Net change in cash, cash equivalents and restricted cash	(21,796)	68,328

Cash, cash equivalents and restricted cash at beginning of period	1,611,073	2,120,746
Cash, cash equivalents and restricted cash at end of period	1,589,277	2,189,074

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28	For the Nine Months Ended February 29
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	3,657,107	3,176,907

Operating cost and expenses (note 1)
Cost of revenues	1,613,419	1,508,562
Selling and marketing	572,053	452,345
General and administrative	1,034,711	876,102

Total operating cost and expenses	3,220,183	2,837,009

Operating income	436,924	339,898

(Loss)/Gain from fair value change of investments	(9,620)	8,613
Other income, net	99,190	88,571
Provision for income taxes	(144,759)	(104,159)
Loss from equity method investments	(17,239)	(36,327)

Net income	364,496	296,596

Net loss/(income) attributable to non-controlling interests	120	(13,977)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	364,616	282,619

Net income per share attributable to New Oriental-Basic (note 2)	0.22	0.17
Net income per share attributable to New Oriental-Diluted (note 2)	0.22	0.17
Net income per ADS attributable to New Oriental-Basic (note 2)	2.24	1.71
Net income per ADS attributable to New Oriental-Diluted (note 2)	2.22	1.69

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28	For the Nine Months Ended February 29
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Operating income	436,924	339,898
Share-based compensation expenses	31,297	96,661
Amortization of intangible assets resulting from business acquisitions	4,329	4,458

Non-GAAP operating income	472,550	441,017

Operating margin	11.9%	10.7%
Non-GAAP operating margin	12.9%	13.9%
Net income attributable to New Oriental	364,616	282,619
Share-based compensation expenses	27,655	70,186
Loss/(Gain) from fair value change of investments	9,620	(8,613)
Amortization of intangible assets resulting from business acquisitions	2,703	2,832
Loss from equity method investments	17,239	36,327
Impairment of long-term investments	—	23,328
Gain on disposals of investments and others	(161)	(185)
Tax effects on Non-GAAP adjustments	(2,684)	(4,077)

Non-GAAP net income attributable to New Oriental	418,988	402,417

Net income per ADS attributable to New Oriental- Basic (note 2)	2.24	1.71
Net income per ADS attributable to New Oriental- Diluted (note 2)	2.22	1.69
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	2.57	2.43
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	2.55	2.40
Weighted average shares used in calculating basic net income per ADS (note 2)	1,630,423,658	1,653,742,514
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,640,843,710	1,668,903,402
Non-GAAP net income per share - basic	0.26	0.24
Non-GAAP net income per share - diluted	0.26	0.24

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Nine Months Ended February 28	For the Nine Months Ended February 29
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	(1,738)	18,977
Selling and marketing	3,383	21,577
General and administrative	29,652	56,107

Total	31,297	96,661

Note 2: Each ADS represents ten common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Nine Months Ended February 28	For the Nine Months Ended February 29
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by operating activities	497,470	745,808
Net cash used in investing activities	(5,136)	(289,912)
Net cash used in financing activities	(486,494)	(51,208)
Effect of exchange rate changes	(5,667)	(21,041)

Net change in cash, cash equivalents and restricted cash	173	383,647

Cash, cash equivalents and restricted cash at beginning of period	1,589,104	1,805,427
Cash, cash equivalents and restricted cash at end of period	1,589,277	2,189,074